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[redacted]

09042878

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 3 0 2009
Washington, DC
110

SEC FILE NUMBER
8-65598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2008 (MM/DD/YY) AND ENDING September 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUN'S BROTHERS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Richards Street, Suite 1009
(No. and Street)

Honolulu	HI	96813
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Min Won Yang (808) 538-0590
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David E. Latham, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

735 Bishop Street, Suite 432,	Honolulu	HI	96813
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 12/17

OATH OR AFFIRMATION

I, Min Won Yang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun's Brothers Securities, Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOLEEN M. ENGLISH NOTARY 96-123 PUBLIC STATE OF HAWAII

Signature

President

Title

Notary Public - Joleen M. English, State of Hawaii
My Commission Expires: Oct. 10, 2010

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Doc. Date: Nov 24, 2009 # Pages: 14

Notary Name: Joleen M. English First Circuit

Doc. Description: Annual Audited Report Form X-17A-5 Part III

Notary Signature 11/12/09 Date

NOTARY CERTIFICATION

JOLEEN M. ENGLISH NOTARY 96-123 PUBLIC STATE OF HAWAII

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: September 30, 2009

Sun's Brothers Securities, Inc.
(Name of Respondent)

700 Richards Street Suite 1009
(Address of principal executive office)

Min Won Yang
President
Sun's Brothers Securities, Inc.
700 Richards Street Suite 1009
Honolulu, Hawaii 96813
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

SUN'S BROTHERS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

YEAR ENDED SEPTEMBER 30, 2009

Contents

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Sun's Brothers Securities, Inc.
Honolulu, Hawaii

I have audited the accompanying Statement of Financial Condition of Sun's Brothers Securities, Inc. of September 30, 2009, and the related Statements of Operations, changes in Stockholder's Equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun's Brothers Securities, Inc. as of September 30, 2009, and the results of its operations and its cash flows for the year, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 24, 2009

E:\2009 CORP FIN STMTS\Sun's Brothers\OPINION.wpd

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

ASSETS

Current Assets - cash in bank	$	4,841
Commissions receivable from clearing broker		8,582
Tax refund receivable		3,191
Property and equipment: Net of accumulated depreciation of $1,441		1,999
Other Asset - cash on deposit with Broker-Dealer		100,225
Total Assets	**$**	**118,838**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Pension contribution payable	$	7,850
Wages payable		3,250
Taxes payable		2,367
Total Current Assets		13,467
Stockholder's equity:		
Common stock, $1.00 par value; 1,000 Shares outstanding		1,000
Additional paid-in capital		43,074
Retained earnings (loss)		61,297
Total Stockholder's Equity		105,371
Total Liabilities and Stockholder's Equity	**$**	**118,838**

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Revenue:		
Commissions	$	230,284
Interest		450
	$	230,734
Expenses:		
Commissions and other employee compensation and benefits	$	110,020
Pension contribution		7,850
Depreciation		1,896
Interest expense		45
Other operating expenses		83,949
		203,760
Net income before provisions for Income Tax		26,974
Income Tax		7,209
Net Income	**$**	**19,765**

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2009

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Stock-holders' Equity
Balance at September 30, 2008	$ 1,000	$ 25,816	$ 41,533	$ 68,349
Additional Capital Contributions		17,257		17,257
Net Income for period			19,765	$ 19,765
Balance at September 30, 2009	$ 1,000	$ 43,073	$ 61,298	$ 105,371

See Notes To Financial Statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED SEPTEMBER 30, 2009

Activity during period	$ - 0 -
Balance, September 30, 2009	$ - 0 -

See Notes To Financial Statements

SUNS'S BROTHERS SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Cash flows from operating activities:		
Net income	$	19,765
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation during period		1,896
Decrease in commissions receivable		21,662
Increase in other assets		(291)
Decrease in liabilities		(13,045)
Net cash (used) by operating activities	$	29,987
Cash flows (used) in investing activities:		
Cash deposit with Broker-dealer		(44,042)
Net cash (used) by investing activities	$	(44,042)
Cash flows provided by financing activities:		
Additions to paid in capital		17,355
Net cash provided by financing activities	$	17,355
Cash at September 30, 2008	$	1,541
Net Increase in cash	$	3,300
Cash at September 30, 2009	$	4,841
Supplemental cash flow disclosure		
Income tax paid	$	9,000
Interest paid		0

See Notes To Financial Statements

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2009

Note A - Summary of Significant Accounting Policies:

Business activities:

Sun's Brothers Securities, Inc. was registered on December 16, 2002 as a Broker/Dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 with the National Association of Security Dealers, Inc. Central Registration Depository System.

In accordance with this registration the nature and scope of Sun's Brothers Securities, Inc.'s activities are to buy orders for the sale of mutual funds and securities, consulting, and related financial advisory services in the state or Hawaii. Sun's Brothers Securities, Inc is required to maintain a minimum "net capital" of $5,000 at all times.

Cash and Cash Equivalents:

The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of credit risk:

The Company is engaged in various activities in private placement of securities in which counter parties, primarily broker-dealers, banks, and other financial institutions participate. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Estimates:

Management uses estimates and assumptions in preparing financial statements. Those estimated and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The company incurred a loss during the period. The resulting Net Operating Loss may be carried forward to offset future taxable earnings and thus reduced corporation taxes in future years.

Property, equipment and depreciation:

Property and equipment are stated at cost.

Depreciation is computed using the accelerated method over the estimated useful lives of the assets, five years. Depreciation is provided under the modified accelerated cost recovery system (MACRS).

Note B - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At September 30, 2009, the Company had net capital of $103,309 which was $98,309 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 14% at September 30, 2009.

Note C - Fully Disclosed Cleaning Agreement:

Sun's Brothers Securities, Inc. has a fully disclosed clearing agreement with a broker-dealer to execute orders, and the clearance and settlement of all transactions, for the Company's customers. As part of that agreement, the Company maintains a deposit of $100,000 with the clearing broker-dealer.

Note D - Related Party Transactions:

The Company has an expense agreement with Min Won Yang, sole stockholder in which the sole stockholder agrees to assume payment responsibilities for paying certain ongoing business expenses of Sun's Brothers Securities, Inc. including space rent, utilities and insurance required for office space, and related miscellaneous ongoing expense for the operation of the business.

Note E - Retirement Plan

The Company provides a SEP IRA retirement plan for its employees. At the discretion of the Company's management, the Company may provide contributions to the retirement plan of up to 25% of employee compensation. The amount of the retirement plan contribution was $7,850 for the year ended September 30, 2009.

SUN'S BROTHERS SECURITIES, INC.

SUPPLEMENTARY INFORMATION
September 30, 2009

COMPUTATION OF NET CAPITAL

Total ownership equity (from statement of financial condition)	$	105,371
Add:		
Allowable credits		0
Total capital and allowable credits		105,371
Deduct:		
Non-allowable assets		1,999
Total capital		103,372
Other additions and/or allowable credits		0
Net capital before haircuts on securities positions		103,372
Haircuts on securities		
Common stock		0
Net Capital		**103,372**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required: (6-2/3%) of aggregate indebtedness	$	898
Minimum dollar net capital requirement of broker-dealer		5,000
Net capital requirement (greater of above amounts)		5,000
Excess net capital		98,372

COMPUTATION OF AGGREGATE INDEBTEDNESS

Pension contribution payable		7,850
Wages payable		3,250
Accrued taxes	$	2,367
Total Aggregate indebtedness	**$**	**13,467**
Percentage of aggregate indebtedness to net capital		**14%**

SUN'S BROTHERS SECURITIES, INC.

SUPPLEMENTARY INFORMATION

RECONCILIATION OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2009

Net capital per respondent's most recent X-17A-5, Part II		$ 125,235
Adjustment for:		
Decrease in cash	(8,866.00)	
Increase in income tax expense	(7,207.00)	
Decrease in prepaid tax refunds receivable	(2,479.00)	
Increase in accrued expenses	(536.00)	
Decrease in nonallowable assets	474.00	
Increase in expenses	(3,250.00)	(21,864.00)
Net capital per audited financial statements		$ 103,371

SUN'S BROTHERS SECURITIES, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
SEPTEMBER 30, 2009

Credit balance in customers' security accounts	$	- 0 -
Debit balance		- 0 -
Reserve computation:		
Excess of total debts over total credits		None
Required deposit		None

There is no material difference between the corporation's computation included in Part II of Form X-17A-5 as of September 30, 2009, and the computation presented.

SUN'S BROTHERS SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION ON CONTROL REQUIREMENTS UNDER Rule 15c-3-3 September 30, 2009

Sun's Brothers Securities, Inc. does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities and does not carry accounts of, or for, customers.

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

November 24, 2009

To the Stockholder of
Sun's Brothers Securities, Inc.
Honolulu, Hawaii

I have examined the financial statements of Sun's Brothers Securities, Inc. for the year ended September 30, 2009, and have issued my report thereon dated November 24, 2009.

As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system, as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practice and computations of aggregate indebtedness and net capital under Rule 17A-3(a) and (2) the reserve required by Rule 15c3-3(e).

Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness at the date of my examination would be disclosed. The purpose of such study and evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements under generally accepted auditing standards and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5 and, with respect to rule 15c3-3, to provide reasonable assurance of compliance in all material respects with the possession and control requirements of that rule.

Sun's Brothers Securities, Inc. does not obtain or maintain physical possession or control of customers' funds or securities.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition, as well as the reliability of financial records for preparing financial statements and maintaining accountability for assets.

The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived therefrom, and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report, under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented internally by management either with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of accounting control for the year ended September 30, 2009, made for the purpose set forth in the second paragraph, would not necessarily disclose all weaknesses in the system which may have existed during the period under review.

As a result of my audit observations, I found no weakness I believe to be material.

Yours very truly,

DAVID E. LATHAM, C.P.A.
DEL/jme

E:\2009 CORP FIN STMTS\Sun's Brothers\INTERNAL2009.wpd

Notice Pursuant to Rule 17a-5(f)(2) - Designation of Accountant

I. Broker/Dealer:
Sun's Brothers Securities, Inc.
700 Richards Street, Suite 1009
Honolulu, HI 96813
(808) 538-0590
CRD # 123531
SEC File # 8-65595

II. Accounting Firm
David E. Latham, C.P.A.
735 Bishop Street, Suite 432
Honolulu, HI 96813
(808) 521-5064
Accountant's State Registration Number: 452

III. Audit date to be covered by the Agreement
October 1, 2008 to September 30, 2009

IV. The Contractual Commitment to Conduct the Broker's Annual Audit
Continuing audit of the Company's fiscal year end statements.

Pursuant to Rule 17a-5(f) (2), the above person has been designated as the independent public accountant for the above-mentioned broker. I understand that, pursuant to SEC Rule 17a-5(f) (1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f) (1), NASD Regulation may deem the audit of the broker-dealer to not have been filled. The annual audit shall conform to the generally accepted accounting practices and shall be in compliance with the SEC Rule 17a-5(f).

[signature] 11/23/09
Signature Date

Min Won Yang President
Name Title